

May 23, 2012

Via Secure E-Mail
Lyndon R. Rive
Chief Executive Officer
SolarCity Corporation
3055 Clearview Way
San Mateo, California 94402

>   **Re: SolarCity Corporation**
>   **Confidential Draft Registration Statement on Form S-1**
>   **Submitted April 27, 2012**
>   **CIK No. 0001408356**

Dear Mr. Rive:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provide in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in text searchable PDF files using the secure e-mail system we describe on our website at http://www.sec.gov/divisions/corpfin/cfannouncements/cfsecureemailinstructions.pdf.

Please use your Central Index Key, or CIK number, in your correspondence to us about your submission. If you did not have one when you submitted your confidential draft registration statement, we assigned one to you. You will need your CIK number to make your initial filing on EDGAR and you must take a number of steps to prepare for that filing. Following the procedures set forth in Section 3.3.1.1, of the EDGAR Filer Manual – Volume I at http://www.sec.gov/info/edgar/edgarfm-vol1-v12.pdf, you must:

- Submit a request to us to convert your EDGAR status from a paper to an electronic filer if we generated the CIK number for you.

- Request access codes and passwords to file your registration statement on the EDGAR system. If you already had a CIK number when you submitted your confidential draft, we used that number and you should confirm that you have your access codes available for filing.

If you need new or replacement EDGAR access codes and passwords, we suggest that you complete the process to obtain them well in advance of your targeted filing date. Please call the Division's Filer Support team at 202-551-8900 (choose option number four) if you have questions about this process. If you do call, please make sure to tell us that we have already assigned a CIK number to your company and have that number available.

- Make any necessary changes to your contact information and business and mailing addresses in EDGAR prior to making your initial filing so we can contact you about your filing.

3. When you publicly file your confidential draft registration statement and amendments on EDGAR in accordance with Section 106(a) of the JOBS Act, please:

- Attach each submission, including exhibits, to your initial registration statement as a separate Exhibit 99 document and clearly identify each confidential submission attached as an Exhibit 99 document (e.g., "Confidential Draft # 1"). Do not attach submissions marked to show changes from earlier submissions.

- Submit each item of correspondence you sent to us in connection with your confidential draft submissions, including your responses to our comments, as a separate "CORRESP" submission on EDGAR.

4. As you prepare correspondence to us in connection with your confidential draft registration statement, please keep in mind that we will expect you to submit that same correspondence on EDGAR so that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (SEC Staff to Release Filing Review Correspondence Earlier). If you intend to use Rule 83 (17 CFR 200.83) to request

confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

5. We note that you have not provided a price range for your offering. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

6. Please be advised that you may not circulate a preliminary prospectus until you have filed it as part of your registration statement on EDGAR. In addition, any preliminary prospectus that you circulate must include all information required by U.S. federal securities laws, except information you may exclude in reliance upon Rule 430A of Regulation C. We may have additional comments after you file all exhibits, including the legality opinion, and fill in the blanks currently in the draft submission.

7. As soon as practicable, please furnish to us a statement as to whether the amount of compensation to be paid to the underwriters has been cleared by FINRA. Prior to the effectiveness of your registration statement, please provide us with a copy of the clearance letter or a call from FINRA informing us that FINRA has no additional concerns.

Cover Page

8. You indicate the over-allotment shares will be provided by the issuer and the selling shareholders. However, we are unable to locate information concerning how the responsibility for supplying over-allotment shares will be allocated among the issuer and the selling shareholders. Please provide this information in the "Underwriting" section or in another appropriate location.

Prospectus Summary, page 1

Overview

9. We note the assertion in the first paragraph that you install more solar energy systems than any company in the United States. We also note your statements in the artwork following the cover page of the prospectus, which include assertions that you are "the #1 installer in the U.S.," that every five minutes a customer makes the switch to "Better Energy," and you state "123% compounded annual growth." We also note your disclosure in the last paragraph on page 33 regarding the source of the market data. Please provide us with copies of the reports citing the market data you provide throughout your prospectus, marked with page references tracking your disclosure in the registration statement filing. To the extent you rely on market analyses that you

commissioned or are otherwise not publicly available for no or nominal charge, you must provide a consent for its use or adopt the information as your own. Please also revise the statement in your artwork regarding your compounded annual growth by disclosing that the figure was calculated over a three-year period, as indicated on page one.

10. In the last paragraph, please revise your disclosure to clarify the meaning of "high-quality" recurring payments. Please also briefly discuss the difference between lease agreements and power purchase agreements.

11. We note your discussion in the last paragraph. Please revise to provide a separate section that includes a more comprehensive summary of how the investment funds fit within your business operations. You should disclose how dependent your business is on the investment funds to sustain your operations, including the percentage of your current long-term lease and power purchase agreements that were entered into as a part of the arrangements underlying the investment funds. Please also discuss that your ability to benefit from the recurring customer payments, investment tax credits and other incentives created under the lease and purchase agreements varies depending upon the structure of the investment funds. Finally, please discuss the joint venture, lease pass-through and sale leaseback structures of your investment funds and the allocation of the economic benefits associated with each structure. In addressing the concerns noted above, please ensure that your summary remains concise. To the extent additional disclosure is necessary, please enhance the "Business" section as appropriate.

Our Strengths, page 3

12. Please revise the third bullet to indicate the category of customer(s) that enter into long-term contracts with you.

Summary Consolidated Financial Data, page 8

13. Please clearly show in the notes how you arrived at each pro forma amount, including a discussion of any significant assumptions and estimates used to arrive at the amounts. In a similar manner, please expand your disclosures elsewhere where you have provided pro forma amounts including on page 35 and in the audited financial statements.

14. Please provide a reconciliation between the historical and pro forma weighted average shares used in computing basic and diluted EPS, if necessary. Please also disclose any shares not included for anti-dilution reasons. In a similar manner, please expand your disclosures elsewhere where you have provided these pro forma amounts including on page 35 and in the audited financial statements.

Risk Factors, page 11

General

15. We note your disclosure in your supplemental letter and on page 70 that you intend to take advantage of the extended transition period as allowed under Section 107(b) of the JOBS Act. If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

We rely on net metering and related policies to offer competitive pricing . . . , page 12

16. Please revise to disclose the number of states out of the 14 in which you currently operate that have net energy metering policies.

We have guaranteed a minimum return to be received by investors in certain of our investment funds . . . , page 16

17. If possible, please disclose the total amount of investments that have been made into each of the three funds for which you have provided a guarantee. Please also disclose the minimum rate of return for each of the three funds as well as the number of investors in each fund.   Please also disclose whether you intend to continue to provide such guarantees in other funds in the future.

If we fail to remediate deficiencies in our control environment . . . , page 19

18. We note that your independent registered public accounting firm identified certain material weaknesses in your internal control over financial reporting and inventory processes. Explain in detail what these material weaknesses relate to and the reasons for each error or misapplication of accounting. For example, the disclosure in the third sentence of the risk factor is not specific and the disclosure does not meaningfully convey the scope of the material weakness. Please revise this text so that it gives investors a concise, concrete description of the condition that poses a risk   In addition, tell us the dollar amounts relating to the post-closing adjustments that were made to the company's books and records and its financial statements as a result of the material weaknesses.

Our business may be harmed if we fail to properly protect our intellectual property . . ., page 25

19. We note your disclosure here that your business depends in part on your proprietary technologies and you mention generally that you may have to protect your trade secrets or other intellectual property rights against claims of infringement. On page 89, you disclose that you are a party to six causes of action filed against you relating to the alleged misappropriation of another company's trade secret information. Please revise your risk factor disclosure here to discuss this active litigation, or provide a cross-reference to the disclosure on page 89. Please also tell us what consideration you have given to providing a separate risk factor discussing the litigation, including the impact on your ability to conduct your business in the event you are unsuccessful in defending against the asserted claims.

Use of Proceeds, page 34

20.   We note your disclosure in the third risk factor on page 16 that you have guaranteed a minimum return to be received by investors in certain investment funds. Since you are obligated to pay any amounts your subsidiaries cannot fund as a result of your guarantee, please tell us whether you intend to use a portion of your net proceeds to fund any guaranteed amounts. If so, please provide disclosure in this section or explain to us why you have determined that such disclosure is not appropriate.

Capitalization Table, page 35

21. The table sets forth your capitalization as of December 31, 2011 on a pro forma basis to give effect to the effectiveness of your amended and restated certificate of incorporation immediately prior to the completion of this offering. Please specifically disclose the nature of the amendments and restatements which will impact your capitalization.

Management's Discussion and Analysis

Overview, page 42

22. We note your identification on pages 12, 26, 85 and 87 of certain uncertainties that may impact your business such as a change in governmental regulations, some of which could impact your ability to generate tax credits and other incentives, as well as the potential for increasing tariffs on solar panels imported from China and the effect changing weather conditions may have on the maintenance costs of your solar panel systems. Please tell us what consideration you have given to discussing these known uncertainties that may cause your reported financial information to not be necessarily indicative of future operating results or your future financial condition. Please refer to Note 3 of Item 303(a) of Regulation S-K.

Key Operating Metrics, page 45

Buildings, page 45

23. With respect to the buildings for which you have performed or contracted to perform an energy efficiency evaluation or other energy efficiency services, please tell us whether customers for these services also usually enter into a 20-year commitment similar to that associated with the solar energy installations. If not, please tell us why you have bundled the buildings in which you only provide energy efficiency evaluation or other services in the Buildings metric rather than providing two building metrics representing the solar energy installation buildings and the other energy efficiency services since it appears that the value, and the duration of the value, associated with the two services may be different.

Components of Results of Operations

General and Administrative Expenses, page 48

24. General and administrative expenses include allocated costs of facilities and information technology, travel and professional services. Please further clarify from which entity these costs are being allocated and how they are being allocated. Please disclose the allocation method used for each material type of cost allocated.

Critical Accounting Policies

Deferred U.S. Treasury Department Grant Proceeds, page 53

25. Please disclose how you determine when a grant receivable related to government grants should be recorded and correspondingly the amount to record, including if it is a fixed percentage of the appraised fair market value of the system. Please clarify whether this appraised fair market value is the same as the price you buy or sell these systems. If not, please help us understand why there are differences.

26. You record a catch up adjustment in the period in which the grant is approved to recognize the portion of the grant that matches proportionally the amortization for the period between the date of placement in service of the solar energy systems and approval by the U.S. Treasury Department or receipt by the investor of the associated grant, in the case of lease pass-through investment funds. Please disclose the nature of these catch-up adjustments including if there are differences between the amounts recorded as a grant receivable and the amounts actually received. For example, we note that the U.S. Treasury Department awarded grants in amounts lower than the appraised fair market values for some solar energy systems in 2011. Please disclose how these catch-up adjustments are reflected in your financial statements and also separately present these amounts in your rollforwards of grant proceeds.

27. Some of your investment fund agreements obligate you to reimburse fund investors based upon the difference between their anticipated benefit from U.S. Treasury grants at the formation of the funds and the benefit they receive from the amounts paid by the U.S. Treasury Department. Please disclose how you account for these obligations.

Stock-Based Compensation, page 54

28. Please provide us with an analysis of any equity issuances since January 1, 2011, which are not disclosed on pages 55 through 59, as well as any planned equity issuances. For each transaction,

   - identify the parties, including any related parties;
   - the purpose of the issuance;
   - how you accounted or will account for the issuance;
   - the nature of any consideration;
   - the fair value and your basis for determining the fair value; and
     - o   Indicate whether the fair value was contemporaneous or retrospective.
     - o   To the extent applicable, reconcile the fair values you used for equity transactions to the fair value indicated by the anticipated IPO price.
   - For equity transactions in which your Board of Directors estimated the fair value, please provide us with a detailed explanation of the significant factors, assumptions, and methodologies used in determining fair value.

   We will not be able to complete our evaluation of your response until the IPO range has been disclosed.

Noncontrolling Interests, page 60

29. Please expand your disclosures to address the following in order to explain to investors the uncertainties involved in your application of the stated accounting policy:

   - Types of assumptions underlying the most significant and subjective estimates;
   - Any known trends, demands, commitments, events or uncertainties that are reasonably likely to occur and materially affect the methodology or the assumptions described;

   - If applicable, why different estimates that would have had a material impact on your financial presentation could have been used in the current period;

   - If applicable, why accounting estimates are reasonably likely to change from period to period with a material impact on the financial presentation;

   - A quantitative discussion of changes in overall financial performance and, to the extent material, line items in the financial statements if you were to assume that the accounting estimates were changed, either by using reasonably possible near-term changes in the most material assumption(s) underlying the accounting estimates or by using the reasonably possible range of the accounting estimates. If those changes could have a material effect on your liquidity or capital resources, please also discuss that effect; and

- A quantitative and qualitative discussion of any material changes made to the accounting estimates in the past three years, the reasons for the changes, and the effect on line items in the financial statements and overall financial performance.

Refer to SEC Releases 33-8098 and 33-8040.

Results of Operations, page 61

General

30. Please quantify the impact of each factor when multiple factors contribute to material fluctuations. For example, in your discussion of revenues, please quantify the extent to which the fluctuation is due to the number of solar energy systems under leases and power purchase agreements as well as the extent to which it is due to changes in selling or leasing prices. In your discussion of general administrative expenses, please quantify the extent to which the increase in these expenses from the year ended December 31, 2010 to the year ended December 31, 2011 is due to the increase in personnel as well as the extent to which it is due to the increase in administrative overhead costs. Refer to Items 303(a)(3)(i) and (iii) of Regulation S-K as well as Financial Reporting Codification 501.04.

31. Please provide a discussion of net income (loss) attributable to non-controlling interests to provide investors with a better understanding of the underlying reasons for changes in this line item from period to period. Please also discuss these amounts as a percentage of total net income (loss) and to the extent necessary, how such amounts are calculated. Please disclose why the use of the Hypothetical Liquidation at Book Value method to determine the allocable share of the results of the joint ventures attributable to fund investors results in the allocation of a significant net loss to non-controlling interests and correspondingly net income to stockholders during the year ended December 31, 2011. Refer to Item 303(a)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

Cost of Revenue, Gross Profit and Gross Profit Margin, page 63

32. You have recorded a gross loss on solar energy systems during the year ended December 31, 2010 and the year ended December 31, 2011. Please provide a quantified discussion of the specific factors which caused these losses including whether you expect this trend to continue. Part of the increase in cost of sales for the year ended December 31, 2011

compared to the year ended December 31, 2010 was the increase in the allocation of operational costs allocated to these systems. Please discuss the nature of these costs and why there was an increase.

Liquidity and Capital Resources, page 66

33. Please disclose whether or not you are dependent upon the offering to meet your liquidity needs for the next 12 months.

34. Please clearly disclose the amounts available to borrow under your financing arrangements as of the latest balance sheet date. Refer to Item 303(a)(1) of Regulation S-K.

Business, page 72

General

35. Please provide the disclosures called for by Item 101(c)(1)(vii) of Regulation S-K and ASC 280-10-50-42 regarding significant customers.

Overview, page 72

36. You indicate in the second bullet that most of your customers agree to a 20-year contract term. Please discuss the other term options available to your customers.

Our Customers, page 81

37. Please provide a percentage breakdown of the key sectors of your customer base, indicating the respective percentages of your business comprising residential, commercial and government customers. Please also disclose clarify whether you expect to primarily concentrate your efforts on any one of the sectors.

38. Please tell us whether you have generated 2011 revenues in excess of 10% pursuant to the relationships with any of the commercial and government customers identified at the bottom of page 81.

Operations and Suppliers, page 84

39. Please disclose whether you enter into contractual agreements with your suppliers and, if so, briefly discuss the supply arrangements.

Intellectual Property, page 86

40. To the extent material, please elaborate here or elsewhere, as appropriate, on the intellectual property and/or technology that you license from third parties. Please discuss

whether these third parties have a right to terminate and raise prices during the term of their agreements. Any agreements that encompass third-party intellectual property or technology that is material to your business may need to be filed as exhibits to the registration statement. Please refer to Item 601(b)(10)(ii)(B) of Regulation S-K for additional guidance.

Legal Proceedings, page 89

41. Please specifically identify the six causes of action asserted specifically against your company. Please also disclose the relief sought by the plaintiffs in the action. See Item 103 of Regulation S-K.

Principal and Selling Stockholders, page 113

42. Please be advised that we may have additional comments after you have provided the information relating to your selling stockholders and the remaining missing information in the table. With respect to the selling stockholders, please comply with Item 507 of Regulation S-K.

Underwriting, page 128

43. We note that you state identify certain factors you will consider in determining the initial public offering price "among the factors to be considered." Please revise your disclosure to state all the various factors you will consider in your making your determination. See Item 505(a) of Regulation S-K.

Financial Statements

General

44. Please update your financial statements and corresponding financial information included to comply with Rule 3-12 of Regulation S-X.

Consolidated Balance Sheets, page F-3

45. Please advise or revise as necessary to separately present assets that can only be used to settle obligations of the consolidated variable interest entities as well as liabilities for which creditors do not have recourse to your general credit on the face of your balance sheet. Refer to ASC 810-10-45-25.

Consolidated Statements of Cash Flows, page F-6

46. Please revise the descriptions of your line items to distinguish between payments for the cost of solar energy systems purchased to be leased to others and those purchased to be

immediately sold. Please also tell us whether the ultimate use of a solar energy system has been determined at the time of purchasing the system, including if you have already identified a customer.

47. Please tell us whether your liabilities as of each balance sheet date include any payables or accruals related to solar energy systems – net or property, plant and equipment – net. Please confirm that these amounts are not reflected as investing activities in your statements of cash flows until the period a cash payment is made. We would also expect for these liabilities to be excluded from the total change in accounts payable, accrued expenses and other liabilities and presented instead as supplemental information about non-cash investing activities. Please refer to ASC 230-10-50-3 through 6.

Notes to the Financial Statements

Unaudited Pro Forma Financial Information, page F-8

48. If not exercised prior to the IPO resulting in the conversion of all convertible redeemable preferred stock to common stock, outstanding warrants to acquire Series C and F convertible redeemable preferred stock will automatically net exercise according to their terms into common stock based on the IPO price. It does not appear that you intend to reflect these additional shares of common stock in your pro forma financial information. Please advise how you made this determination. If these shares of common stock are not included in your pro forma financial information, please disclose the potential number of additional shares that would need to be issued as well as provide a sensitivity analysis based on potential changes in the IPO price.

Revenue Recognition, page F-14

49. You earn rebates that have been assigned to you by customers on state-approved system installations sold to customers, as well rebates and incentives from utility companies and state and local governments on systems leased to customers or used to sell electricity to customers under power purchase agreements. You consider the proceeds from the rebates to comprise a portion of the proceeds from the sale or lease of the solar energy systems. In this regard, please address the following:

- Please help us understand how customers are able to assign to you rebates and incentives they receive for the installation of solar energy systems in their residences or businesses, including whether there have been any objections from the parties that are giving these rebates and incentives;

- Please tell us how you determined these amounts should be reflected as revenue. Refer to ASC 605-10-S99-1; and

- Please disclose the amounts reflected in revenue for each period presented related to rebates and incentives assigned from customers. Please also disclose the amounts reflected in deferred revenue as of December 31, 2011 and March 31, 2012.

50. Please better clarify all of the deliverables included in your multiple-element arrangements pursuant to ASC 605-25. In this regard, your disclosures refer to energy efficiency services as well as the sale or lease of a solar system. It appears that remote monitoring services may also be a deliverable. In a similar manner to your disclosures related to energy efficiency services on page F-16, please disclose how you determine the relative selling price for the sale or lease of a solar system as well as remote monitoring services. Refer to ASC 605-25-50-2.

51. Please disclose your accounting policy related to claims and unapproved change orders in the construction of solar energy systems. Refer to ASC 605-35-25-25 through 28 and 605-35-25-30 through 25-31. Please disclose whether the unapproved change order/claim amounts included in your determination of revenue include a profit component. If so, please disclose how this component amount is determined and why you believe the inclusion of the profit component is appropriate under the circumstances.

52. For solar energy systems where commercial customers purchase electricity under power purchase agreements, you determined that these agreements should be accounted for, in substance, as operating leases pursuant to ASC 840. Please tell us how you determined that these agreements should be accounted for as leases pursuant to ASC 840-10-15-6. Please tell us if you also capitalize initial direct costs associated with these agreements. If so, tell us the amounts capitalized at December 31, 2011 and March 31, 2012.

53. For capital leasebacks, you do not recognize any revenue but defer the gross profit comprising of the net of the revenue and the associated cost of sale. For leasebacks classified as operating leases, you recognize a portion of the revenue and the associated cost of sale, and defer the portion of revenue and cost of sale that represents the gross profit that is equal to the present value of the future minimum lease payments over the master leaseback term. For both capital and operating leasebacks, you amortize the deferred income over the leaseback term as a reduction to the leaseback rental expense included in the cost of operating lease revenue in the consolidated statement of operations. Please help us understand how your accounting for the profit on these arrangements complies with ASC 840-40-25-3 as well as ASC 840-40-35-1 through 3.

Segment Information, page F-19

54. You determined that you have a single reporting segment. Please disclose whether you also have one operating segment. Refer to ASC 280-10-50-21(a).

Note 10. Long-Term Debt, page F-25 and Note 11. Borrowings Under Bank Lines Credit, page F-26

55. You were in compliance with certain covenants under your revolving credit agreement as of December 31, 2011 after giving effect to a waiver of breaches of covenants that the bank provided on January 12, 2012. Please address the following here and in MD&A:

   - Please disclose the terms of the waiver, including how long the terms of the covenants were specifically waived;

   - Please disclose the potential impact on your liquidity and capital resources if you do not comply with any remaining covenants and/or are unable to obtain a waiver of compliance in the future. Specifically, you should state whether noncompliance with any remaining covenants could lead to the acceleration of payments due under any of your debt arrangements; and

   - Please disclose the specific terms of these debt covenants as well as any other covenants to which you are subject with any required ratios/amounts. Please disclose the actual ratios/amounts as of each reporting date for any material debt covenants for which it is reasonably likely that you will not be able to meet. Please also disclose the specific computations used to arrive at the actual ratios/amounts with corresponding reconciliations to US GAAP amounts. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Compliance and Disclosures Interpretation 102.09 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Note 12. Solar Investment Funds, page F-27

56. Please provide all of the disclosures called for by ASC 810-10-50-3, as applicable.

Note 13. Lease Pass-Through Financing Obligation, page F-29

57. Please help us better understand the terms of the lease pass-through financing obligations and your accounting of these arrangements. Please specifically address the following:
   - Please help us understand the differences between these arrangements and your solar investments funds, including the differences in your rights and obligations as well as investors' rights and obligations;

   - In a similar manner to your disclosures on page 45, please disclose in the notes to the financial statements how you account for the assets subject to these arrangements;

   - Please help us better understand your accounting for these arrangements pursuant to ASC 840, including your consideration of the lease classification criteria pursuant to ASC 840-10-25-1. On page 52, you disclose that the useful life of your solar energy systems is 30 years and your disclosures on page F-29 indicate that the initial term of these lease arrangements range between 10 and 25 years. It appears that some of the lease arrangements may exceed 75% or more of the estimated economic life;

- Please tell us how you account for the arrangement at inception. Please tell us when payments are received by the investor/lessor and how you account for these payments as well as when revenue is recorded related to these arrangements and for what amounts. Please also help us better understand when you reduce the obligations recorded on your books; and

- In regard to the U.S. Treasury grants and incentive rebates, please help us understand the accounting for these amounts. Please clarify whether you receive these amounts and then remit to the investor or if they receive these amounts directly. Please help us understand why you are recording the incentive rebates passed on to investors as revenue. Please also discuss how you are reflecting the corresponding payment of these to the investors on your financial statements.

58. Please tell us how payments related to lease pass-through arrangements are reflected on your statements of cash flows pursuant to ASC 230. We note that proceeds from lease pass-through financing obligations are reflected in financing activities. Please tell us how the reduction of these obligations is reflected.

Note 21. Commitments and Contingencies, page F-44

59. We note your disclosures on page 89 regarding the matter with SunPower Corporation. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

60. If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

61. Your disclosure on page 16 indicates you have guaranteed that investors in certain funds will achieve a minimum internal rate of return. Please expand your disclosure regarding this guarantee as well as any other guarantees to discuss the nature as well as the

maximum potential amount of future payments under the guarantees. Refer to ASC 460-10-50-1 through 4.

Note 22. Earnings Income (loss) Per Common Stock, page F-45

62. Please disclose the nature of the adjustment to undistributed earnings allocated to convertible redeemable preferred stockholders for the year ended December 31, 2011 pursuant to ASC 260.

Note 23. Subsequent Events

Stock Split, page F-47

63. Please disclose the date of the stock split.

Part II – Information Not Required in Prospectus

Exhibit 10.7

64. Please file all schedules and exhibits to the Revolving Credit Agreement dated April 1, 2011.

You may contact Nudrat Salik at (202) 551-3692 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Chambre Malone at (202) 551-3262 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief